September 14, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (704) 386-4579

Mr. Alvaro G. de Molina
Chief Financial Officer
Bank of America Corporation
100 N. Tryon Street
Charlotte, NC 28255

Re: Bank of America Corporation
Form 10-K for the Fiscal Year Ended December 31, 2005
Forms 10-Q for Fiscal Quarters Ended
March 31, 2006 and June 30, 2006
File No. 1-06523

Dear Mr. de Molina:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

*   *   *   *   *   *   *

Form 10-K for the year ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Segment Operations

Global Capital Markets and Investment Banking, page 37

1.   Please tell us the facts and circumstances that have resulted in the Global Capital
        Markets and Investment Banking segment having a negative provision for credit
        losses of $245 million and $445 million for the years ended December 31, 2005
        and 2004, respectively. Please consider the relevance of the following disclosures
        we noted as you prepare your response, as applicable:

        • your discussion of continued improvement in commercial credit quality
          although at a slower rate than experienced in 2004, an improved risk profile
          in Latin America and reduced uncertainties resulting from the completion of
          credit-related integration activities for FleetBoston on page 34;
        • your Global Capital Markets and Investment Banking provision for credit
          losses discussion on page 37 in which you refer to a slower rate of
          improvement in commercial credit quality;
        • your discussion regarding concentrations of commercial credit risk on page
          53 in which you discuss how concentrations are actively managed, the
          strategy of originate to distribute and through the purchase of credit
          protection through credit derivatives; and
        • an abbreviated discussion of factors contributing to the periodic changes to
          the commercial portion of the provision for loan losses on page 61.

Consolidated Financial Statements

Note 5 – Derivatives, page 109

2.   We note your disclosure on page 111 that you use basis swaps where both the pay
        rate and the receive rate are floating rates based on different indices. Please tell
        us whether you account for these basis swaps as fair value, cash flow or economic
        hedges. If your accounting treatment varies, please separately quantify for us the
        notional amount of assets and liabilities hedged with basis swaps as fair value,
        cash flow and economic hedges. Please also describe the differences between the
        specific risks you hedge with your basis swaps depending on whether you account
        for the hedge as a fair value, cash flow or economic hedge.

3.   We note your disclosure on page 122 that you have approximately $10.9 billion
        of fixed rate junior subordinated notes outstanding related to trust preferred
        securities. So that we may more clearly understanding your hedge accounting
        treatment (if applicable) for fixed rate junior subordinated debentures, please tell
        us the following:

        •   the extent to which you use interest rate swaps to hedge the fair value of your
            fixed subordinated debentures;
        •   whether or not you use the shortcut method to assess the effectiveness of these
            hedges (if applicable);
        •   if you use the shortcut method, please tell us how you determined that you
            qualify under paragraph 68 of SFAS 133; and
        •   specifically address how you considered the interest rate deferral options
            described on page 123 in determining that use of the shortcut method was
            appropriate, if true.

Note 9 – Special Purpose Financing Entities, page 116

4.   We note your disclosure on page 116 that you securitize the majority of your
        residential mortgage loan originations in conjunction with or shortly after loan
        closing. For each type of loan that you securitize (e.g. mortgage loans, credit card
        loans) please tell us your accounting policy for classifying the loan as held for
        sale upon origination or acquisition. Refer to paragraph 8 of SOP 01-6.

Note 20 – Business Segment Information, page 149

5.   We note that you have reclassified your business segment results multiple times
        in the past few years. For example, we note your disclosure on page 149 that,
        effective January 1, 2006, you combined the Global Business and Financial
        Services segment with the Global Capital Markets and Investment Banking
        segment to create a new segment called Global Corporate and Investment
        Banking. As described on page 26 of your Form 10-Q for the period ended
        March 31, 2006, the new segment includes your traditional banking business for
        large corporations and institutional clients as well as other services such as
        derivatives capabilities, advisory services, capital-raising solutions, and equity
        and debt sales.

Based on the range of products and services included in the Global Corporate and Investment Banking segment, it appears that you have aggregated two or more operating segments for reporting purposes. If true, please tell us how you considered the criteria of paragraph 17 of SFAS 131 in determining it was appropriate to aggregate multiple operating segments based on their similar economic characteristics. Alternatively, please tell us the facts and circumstances you considered in determining that the Global Corporate and Investment Banking segment represents a single, unaggregated operating segment.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Controls and Procedures, page 166

6.   Please tell us whether you considered your February 2006 decision to restate previously reported financial results to be part of the process for remediating your material weakness in internal control over financial reporting with respect to derivative transactions. If you do consider the restatement to be part of the remediation, please tell us how you were able to determine that the material weakness had been fully remediated as of December 31, 2005. If you do not consider the restatement to be part of the remediation, please fully describe for us the factors you relied upon to support your position.

*   *   *   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lisa Haynes, Senior Staff Accountant at (202) 551-3424 or me at (202) 551-3492 if you have questions.

Sincerely,

John P. Nolan
Accounting Branch Chief